1510 West Loop South      Houston, Texas 77027      Main 713/850-1010      Exec. 713-386-7000      Fax 713/386-7070

November 12, 2009

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landry’s Restaurants, Inc.

File No. 001-15531

Form 10-K for the year ended December 31, 2008

Dear Ms. Cvrkel:

We have received your letter dated November 10, 2009, referencing the above filing. Our responses to your comments and requests for supplemental information follow in the attachment hereto. For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

Landry’s acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Landry’s may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rick H. Liem

Form 10-K for the year ended December 31, 2008

Note 4. Acquisitions

1. We note from your response to our prior comment 4 that you are recording the estimated amount of the put option as a liability on the balance sheet. However, we are still unclear as to the accounting guidance relied upon in classifying this put option as a liability, and why you believe classification of this put option as a liability rather than redeemable or temporary equity is appropriate. If you believe that the guidance in SFAS No. 150 applies to this put option and is the basis for your liability classification, then under paragraph 2 of EITF D-98, the classification and measurement guidance in EITF D-98 would not apply for this put option. Please advise or revise accordingly. Also, please tell us, and disclose in the notes to the financial statements in future filings, the amount of the put option that is recorded on the balance sheet at each reporting date, how you determined the estimated fair value at the earliest redemption date, and the line item where the amount is included on the balance sheet.

Response:

We believed it was more conservative to classify the potential cash settlement of the redeemable noncontrolling interest as a liability. However, we agree that such treatment is not consistent with SFAS No. 160 and EITF Topic D-98. As the classification of the recorded $7.1 million non-controlling interest is not material to liabilities or equity, we propose to reclassify this amount on our balance sheet to temporary equity in future filings.

2. Additionally, we note that you have restated your Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to include the accretion of the redeemable noncontrolling interest in the calculation of net income available to Landry’s common shareholders. Please note that paragraph 27 of ARB 51 (as amended by SFAS No. 160) indicates that only a financial instrument issued by a subsidiary that is classified as equity in the subsidiary’s financial statements can be a noncontrolling interest in the consolidated financial statements. A financial instrument issued by a subsidiary that is classified as a liability in the subsidiary’s financial statements based on the guidance in other standards is not a noncontrolling interest because it is not an ownership interest. Therefore, if you consider the put option to be appropriately accounted for as a liability under SFAS No. 150, it appears that it would not be considered a redeemable noncontrolling interest for purposes of your EPS classification. Please advise or revise accordingly.

Response:

The noncontrolling interest is recorded as equity in the subsidiary’s accounting records. As noted in our response to comment No. 1 above, we propose to reclassify the redeemable minority interest to temporary equity in future filings.

Form 10-Q for the quarter ended June 30, 2009 and March 31, 2009

Note 1. Nature of Business and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

3. We note from your response to our prior comment 12 that you believe your noncontrolling interest in T-Rex Café falls outside the scope of SFAS No. 160. Please clearly explain to us why you believe it is not included in the scope of SFAS No. 160.

Response:

We will revise our statement of stockholders’ equity for future filings to include a reconciliation of the beginning and end of period carrying amount of our temporary equity as shown below.

	Redeemable Noncontrolling Interest	Equity							Comprehensive Income
		Stockholders’ Equity					Noncontrolling Interest	Total
		Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
		Shares	Amount
Balance, December 31, 2008	$1,591,480	16,142,263	$161,423	$222,410,106	$116,244,708	$(44,339,132)	$1,000,000	$295,477,105	$—
Net income	679,335	—	—	—	24,145,082	—	—	24,145,082	24,824,417
Gain on interest rate swaps, net of taxes of $7,359,746	—	—	—	—	—	13,668,099	—	13,668,099	13,668,099
Accretion of redeemable noncontrolling interest	4,811,050	—	—	—	(4,811,050)	—	—	(4,811,050)	—
Issuance of restricted stock	—	3,000	30	(30)	—	—	—	—	—
Exercise of stock options	—	3,516	35	30,593	—	—	—	30,628	—
Forfeiture of restricted stock	—	(2,140)	(21)	21	—	—	—	—	—
Purchase of common stock held for treasury	—	(4,088)	(41)	(31,452)	(16,438)	—	—	(47,931)	—
Stock based compensation expense	—	—	—	2,667,791	—	—	—	2,667,791	—

Balance, September 30, 2009	$7,081,865	16,142,551	$161,426	$225,077,029	$135,562,302	$(30,671,033)	$1,000,000	$331,129,724	$38,492,516

Form 10-Q for the quarter ended September 30, 2009

Note 5. Debt

4. We note your disclosure that on September 25, 2009 an unrestricted subsidiary of Landry’s completed the acquisition of $33.2 million face amount of Golden Nugget second lien term loan debt through a dutch tender and open market purchases at a weighted average costs approximating 41% of face value, and additionally agreed to forgive the face amount of the debt acquired and accordingly a $19.4 million gain was recognized. Please tell us how this gain was calculated or determined and explain to us why you were able to repurchase the debt for a gain. Also, tell us if any of the debt repurchased was with related parties.

Response:

The gain was calculated as the difference between the purchase price and the face value of the notes. The amortization of deferred loan costs was accelerated to reflect the reduced debt outstanding. As set out in the footnotes to our financial statements, the fair value of these debt instruments has been below face value for some time. While we cannot know exactly what motivated lenders to sell the debt instruments to us at less than face value, we believe this is due to a number of factors including an interest rate which is much lower than current market rates. All of the debt repurchased was from unrelated third parties.